SCHEDULE 13E-4

                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                   ISSUER TENDER OFFER STATEMENT
   (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                  UNITED STATES ANTIMONY CORPORATION
                         (Name of Issuer)

                      John C. Lawrence, President
                  United States Antimony Corporation
                 (Name of Person(s) Filing Statement)

  10% Subordinated Convertible Debentures and 10% Convertible Debentures
                   (Title of Class of Securities)

                            911549 10 3
               (CUSIP Number of Class of Securities*)

* CUSIP Number relates to Common Stock into which the Debentures are convertible.

                     John C. Lawrence, President
                 United States Antimony Corporation
                      1250 Prospect Creek Road
                            P.O. Box 643
                   Thompson Falls, Montana  59873
                         (406) 827-3523
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

November 21, 1997
(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee:
______________________________________________________________________________
Transaction                                             Amount of Filing Fee
Valuation*
$2,057,642                                             $411.53
______________________________________________________________________________

________________________________________________________________________________

*Calculation of Filing Fee: Based on defaulted principle and accrued interest on outstanding debentures and director loans as of December 31, 1996. All converted Debentures and director debt will, if tendered in the offer to purchase, cease to accrue interest as of December 31, 1996.

[   ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  N/A

     Form or Registration No.:  N/A

     Filing Party:  N/A

     Date Filed:  N/A

ITEM 1.     SECURITY AND ISSUER.

          (a)     Name and Address of Issuer:

               United States Antimony Corporation
               1250 Prospect Creek Road
               P. O. Box 643
               Thompson Falls, Montana 59873

          (b)Amount Of Securities Outstanding Being Sought and Consideration Being Offered:

          1. Amount of Securities Outstanding Being Sought:

                    (i) 10% Subordinated Convertible Debentures in the principal amount of $300,000 and 10% Convertible Debentures in the principal amount of $350,000 (collectively, "the Debentures"), with an aggregate of $1,156,588 in outstanding principal and accrued interest as of December 31, 1996.

              (ii) Issuer indebtedness to the Directors in the principal amount of $609,722, with an aggregate of $901,054 in principal and accrued interest as of December 31, 1996.

          2. Consideration Being Offered: The issuer is offering shares of Convertible Preferred Stock, Series C ("Series C Shares") in exchange for one hundred percent (100%) of the principal of ($650,000) and seventy percent (70%) of the accrued interest on ($354,612) the Debentures. Each $0.55 of such principal and interest is convertible into one Series C Share, for a total offering of 1,826,566 Series C Shares. With respect to the remaining thirty percent (30%) of accrued interest on the Debentures ($151,976), the issuer is offering each Debenture holder the option of either (i) receiving a pro rata share of quarterly cash payments pursuant to a $5,000 per month "sinking fund" to be established by the issuer, and/or (ii) converting all or a portion of such remaining accrued interest into Series C Shares and receiving, as additional consideration, a Warrant to purchase one share of Common Stock of the issuer at an exercise price of $0.70 for each $0.55 of remaining accrued interest so converted in excess of the 70% threshold for three years after issuance of such Warrant.

               3. Purchase Of Securities From Any Officer or Director:

               (i) As of December 31, 1996, the Walter L. Maguire 1935 Trust, an entity whose beneficiaries include Walter L. Maguire Sr., a Director of the issuer, held Convertible Debentures in the principal amount of $200,000 and Subordinated Convertible Debentures in the principal amount of $135,000. Accrued interest on such Debentures totalled $263,648 as of December 31, 1996. If 100% of the principal and accrued interest on the Maguire Trust Debentures were converted in the offer, a total of 1,088,451 Series C Shares and Warrants to purchase 143,808 shares of Common Stock would be issued to the Maguire Trust.

               (ii) As of December 31, 1996, Messrs. John C. Lawrence, Walter
L. Maguire Sr. and Robert A. Rice, Directors of the issuer, held indebtedness of the issuer in the principal amounts of $553,954, $27,000 and $28,768, respectively, with accrued interest at such date of $285,652, $0 and $5,680, respectively. If 100% of the principal and accrued interest on such debt were converted in connection with the offer, 1,526,556, 49,091 and 62,643 Series C Shares would be issued to Messrs. Lawrence, Maguire Sr. and Rice, respectively, and Warrants to purchase 155,810, 0 and 3,098 shares of Common Stock would be issued to Messrs. Lawrence, Maguire Sr. and Rice, respectively. Each of the foregoing Directors has indicated to the issuer that he intends to convert 100% of his debt (principal and accrued interest) to Series C Shares and Warrants as described herein.

          (c) Established Trading Market:

     None. However, the issuer's common stock, into which the Debentures may be converted, trades on the NASD over-the-counter electronic bulletin board under the symbol, "UAMY."

          (d) Name and Address of Person Filing Statement:

          John C. Lawrence
          President, United States Antimony Corporation
          1250 Prospect Creek Road
          P. O. Box 643
          Thompson Falls, Montana  59873

ITEM 2.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) Amount:

          1. The issuer will be authorizing a new class of preferred stock, Convertible Preferred Stock, Series C, and Common Stock Purchase Warrants to be issued in exchange for the outstanding Debentures and director indebtedness.

          2.If 100% of the principal amount of outstanding Debentures and 70% of the accrued interest is converted in the offer, the aggregate remaining amount of accrued interest on the Debentures, as of December 31, 1996, would be $151,976 (assuming all Director indebtedness is converted to Series C Shares and Warrants). The precise amount of funds required by the issuer to make quarterly payments on the remaining amount of accrued interest, however, will not be known until 5:00 p.m., Mountain Time, on December 31, 1997, the expiration date.

               Source:

          1. The issuer has not arranged financing to fund the payment of such accrued interest. Management anticipates making quarterly payments on non-converted accrued interest out of a "sinking fund" of $5,000 per month contributed from an irrevocable assignment of the issuer's gross revenues that would be administered by First State Bank, Montana.
          (b)     Borrowed Funds:  N/A

ITEM 3.     PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

          Purpose:

On April 15, 1985 and May 2, 1988, respectively, the issuer issued $300,000 of Ten Percent (10%) Subordinated Convertible Debentures Due April 14, 1993 and $350,000 of Ten Percent (10%) Convertible Debentures Due April 1, 1991. Both Debenture issues were unsecured, convertible into Common Stock of the issuer at any time prior to their maturity date and required semi-annual interest payments. No interest or principal payments have been made on either Debenture issue since 1989, and the Debentures are in default.

In part because of the outstanding principal and defaulted interest on the Debentures and outstanding indebtedness to Directors of the issuer, the issuer, as of December 31, 1996, had negative working capital of approximately $2.3 million, an accumulated deficit of approximately $17.2 million and a total stockholders' deficit of approximately $3.6 million. To improve the financial condition of the issuer as a going concern, management determined to convert as much as possible of the issuer's debt into equity, thus retiring such debt.

On February 21, 1996, a proposal was submitted to the holders of defaulted Debentures offering to convert their principal and accrued interest into Common Stock of the issuer. On August 8, 1997, the proposal was revised to offer Debenture holders conversion rights into Series C Shares, on the terms and conditions set forth in the offer. In connection with the proposal made to Debenture holders, proposals with terms identical to the offer were made to each Director-creditor of the issuer.

The proposals to the Holders and to the Director-creditors were made contingent upon ratification of the offer by the issuer's stockholders, and each Holder's review of the issuer's audited financial statements. The offer was ratified by the stockholders of the issuer at the issuer's Annual Meeting held October 3, 1997.

     All Debentures and director debt tendered in the offer to purchase will be cancelled by the issuer.

          (a)     Acquisition of Additional Securities:

     Debentureholders and directors who tender in the offer will receive shares of the issuer's Convertible Preferred Stock, Series C and, if so elected, Common Stock Purchase Warrants.

          (b)     Extraordinary Corporate Transaction:  N/A

          (c)     Sale or Transfer of Assets:  N/A

          (d)     Change in Management:  N/A

          (e)     Change in Dividend Rate, Indebtedness or Capitalization:

The information set forth under the captions SELECTED FINANCIAL DATA and UNAUDITED PRO FORMA FINANCIAL INFORMATION in the Offer to Purchase is incorporated herein by reference.

          (f)Other Material Changes:  N/A

          (g)Changes in Organizational Documents:  N/A

          (h)Delisting of Equity Securities:  N/A

          (i)Termination of Registration:  N/A

          (j)Suspension of Reporting Obligations of Issuer:  N/A

ITEM 4.     INTEREST IN SECURITIES OF THE ISSUER.

     N/A

ITEM 5.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     N/A

ITEM 6.     PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     N/A

ITEM 7.     FINANCIAL INFORMATION.

          (a)(1)          Audited Financial Statements:

          Incorporated by reference from Issuer's Form 10-KSB for the fiscal year ended December 31, 1996, a copy of which is attached as Exhibit 7-A hereto.

          (a)(2)          Unaudited Financial Statements:

          Incorporated by reference from Issuer's Form 10-QSB for the period ended September 30, 1997, a copy of which is attached as Exhibit 7-B hereto.

          (a)(3)Ratio of earnings to fixed charges for the two most recent fiscal years and the interim periods provided under Item 7(a)(2):

The information set forth under the captions SELECTED FINANCIAL DATA and UNAUDITED PRO FORMA FINANCIAL INFORMATION in the Offer to Purchase is incorporated herein by reference.

          (a)(4)Book value per share as of the most recent fiscal year end and as of the date of the latest interim balance sheet provided under Item 7(a)(2):

               The information set forth under the captions SELECTED FINANCIAL DATA and UNAUDITED PRO FORMA FINANCIAL INFORMATION in the Offer to Purchase is incorporated herein by reference.

          (b)(1) Pro forma balance sheet as of the most recent fiscal year end and the latest interim balance sheet provided under Item 7(a)(2):

The information set forth under the captions SELECTED FINANCIAL DATA and UNAUDITED PRO FORMA FINANCIAL INFORMATION in the Offer to Purchase is incorporated herein by reference.


          (b)(2) Pro forma statement of income, earnings per share amounts and ratio of earnings to fixed charges as of the most recent fiscal year end and the latest interim period provided under Item 7(a)(2):

 .The information set forth under the captions SELECTED FINANCIAL DATA and UNAUDITED PRO FORMA FINANCIAL INFORMATION in the Offer to Purchase is incorporated herein by reference.

          (b)(3)Pro forma book value per share as of the most recent fiscal year end and as of the latest interim balance sheet date provided under Item 7(a)(2):

                The information set forth under the captions SELECTED FINANCIAL DATA and UNAUDITED PRO FORMA FINANCIAL INFORMATION in the Offer to Purchase is incorporated herein by reference.
ITEM 8.     ADDITIONAL INFORMATION.

          (a)     Proposed Contracts:  N/A

          (b)     Regulatory Requirements:  N/A

          (c)     Applicability of Margin Requirements:  N/A

          (d)     Legal Proceedings:  N/A

          (e)     Other Information:  N/A

ITEM 9.     ADDITIONAL EXHIBITS.

          (a)     Tender Offer Material:

          Issuer's Offer of Purchase, attached as Exhibit 9-A hereto.

               Issuer's Letter of Transmittal, attached as Exhibit 9-B hereto.

          (b)     Loan Agreement:  N/A

          (c)     Contract Documents:  N/A

          (d)     Legal Opinion:  N/A

          (e)     Prospectus:  N/A

          (f)     Written Instructions In Connection With Any Oral
Solicitation:  N/A

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:   November 21, 1997

                                   By:/s/ John C. Lawrence
                                   John C. Lawrence, President